UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of Registrant)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá D.C., November 14, 2019

MATERIAL INFORMATION

Avianca Holdings S.A. informs that it has published on its website www.aviancaholdings.com its earnings release for the third quarter of 2019 and its unaudited condensed consolidated interim financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary

Exhibit Index

Exhibit No.	Description

99.1	Unaudited condensed consolidated interim financial statements as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.